CFO Services Group

Profit and Loss
January - May, 2021

	TOTAL
Income	
Accounting Products Revenues	45,331.25
Accounting Services Revenues	265,597.00
Classes & Workshop Revenues	2,819.93
Discounts Contra-Revenues	-960.00
Other Revenues	529.80
Project Revenue	56,750.00
Uncategorized Income	0.00
Total Income	**$370,067.98**
Cost of Goods Sold	
Costs of Labor	149,545.99
Costs of Services	1,989.85
Total Cost of Goods Sold	**$151,535.84**
GROSS PROFIT	**$218,532.14**
Expenses	
GSA Expenses	80,941.22
Management Expenses	24,126.25
Sales & Marketing Expenses	85,361.50
zPPP Funding (to be forgiven)	-80,813.00
Total Expenses	**$109,615.97**
NET OPERATING INCOME	**$108,916.17**
NET INCOME	**$108,916.17**